Exhibit 99.77(d)

ITEM 77D – Policies with Respect to Security Investments

On September 12, 2014, the Board of Trustees (“Board”) for Voya Multi-Manager Mid Cap Value Fund approved a change with respect to the Fund’s sub-advisers removing RBC Global Asset Management (U.S.) Inc. as sub-adviser to the Fund and adding Hahn Capital Management, LLC as a sub-adviser to the Fund along with a change to the Fund’s principal investment strategies, effective November 14, 2014. Effective November 14, 2014, the Fund’s principal investment strategies were revised as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of mid-capitalization companies. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy.

The sub-advisers define mid-capitalization companies as those companies with market capitalizations that fall within the collective range of companies within the Russell Midcap® Index and the S&P MidCap 400 Index at the time of purchase. Capitalization of companies in these indices will change with market conditions. As of June 30, 2014, this range was approximately $1.1 billion to $38.9 billion.

The Fund focuses on securities that the sub-advisers believe are undervalued in the marketplace.

The Fund expects to invest primarily in securities of U.S.-based companies, but may also invest in securities of non-U.S. companies, including companies located in countries with emerging securities markets.

The Fund may also invest up to 20% of its net assets in real estate investment trusts (“REITs”).

The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

Hahn Capital Management LLC (“Hahn Capital Management”), LSV Asset Management (“LSV”), and Wellington Management Company, LLP (“Wellington Management”) (each a “Sub-Adviser” and collectively “Sub-Advisers”) provide the day-to-day management of the Fund. The Sub-Advisers act independently of each other and use their own methodology for selecting investments. The Fund’s investment adviser will determine the amount of Fund assets allocated to each Sub-Adviser.

Hahn Capital Management, LLC

Hahn Capital Management’s investment process, from beginning to end, seeks to identify, quantify and manage risk, with the goal of attempting to minimize capital losses. Hahn Capital Management believes that risk mitigation is best accomplished through a strategy that calls for investing in companies it believes possess high quality characteristics in three areas: 1) business model; 2) balance sheet; and 3) management skill. Hahn Capital Management generally holds between 30-35 companies in its investment portfolio. Hahn Capital Management employs a value style of investing focusing on the underlying intrinsic value of an investment, where intrinsic value is defined as the price that an educated strategic buyer would pay to gain a controlling interest in the underlying asset. Hahn Capital Management’s strategy is to purchase these assets at a discount to their value and hold them until the value is fully recognized by the broader market.

LSV Asset Management

LSV’s active investment strategy uses a quantitative investment model to evaluate and recommend investment decisions for the Fund in a bottom-up, contrarian value approach. The primary components of LSV’s quantitative model are:

• indicators of fundamental undervaluation, such as low price-to-cash flow ratio or low price-to-earnings ratio,

• indicators of past negative market sentiment, such as poor past stock price performance,

• indicators of recent momentum, such as high recent stock price performance, and

• control of incremental risk relative to the benchmark index.

All such indicators are measured relative to the overall universe of mid-cap companies.

Wellington Management

Wellington Management employs a contrarian approach to stock selection. The approach demands an emphasis on extensive research to identify stocks of companies that Wellington Management believes possess fundamentals that are not adequately reflected in the market price of their securities. Valuation techniques are a key component of the Wellington Management’s investment approach. Wellington Management’s determination of a stock’s value is based on three primary criteria: its issuer’s earnings power, growth potential, and price-to-earnings ratio. Wellington Management then selects the stocks whose issuers, in its opinion, have the most compelling blend of attractive valuation, a strong management team, and strong industry position.

Each Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.